1875 K Street, N.W. Washington, DC 20006 Tel: 202 303 1000 Fax: 202 303 2000

May 25, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,758

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 1,758 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment relates to the following series of the Trust (each, a “Fund” and together, the “Funds”):

iShares Core S&P U.S. Growth ETF

iShares Core S&P U.S. Value ETF

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act, and it will become effective 60 days after filing.

For each Fund, the Amendment is being filed to reflect the change in its underlying index as stated in the table below, to reflect corresponding changes to the Fund’s principal investment strategies and to make such other non-material changes as the Trust deems appropriate.

Fund	Current Underlying Index	New Underlying Index
iShares Core S&P U.S. Growth ETF	Russell 3000 Growth Index	S&P 900 Growth Index
iShares Core S&P U.S. Value ETF	Russell 3000 Value Index	S&P 900 Value Index

The following information is provided to assist the Staff of the Commission in its review of the Registration Statement.

Investment Objectives and Strategies

a)	iShares Core S&P U.S. Growth ETF

The iShares Core S&P U.S. Growth ETF (the “Fund”) seeks to track the investment results of an index composed of large- and mid-capitalization U.S. equities that exhibit growth characteristics.

The Fund seeks to track the investment results of the S&P 900 Growth Index (the “Underlying Index”), which measures the performance of the large- and mid- capitalization growth sector of the U.S. equity market. It is a subset of the S&P 900, which combines the S&P 500® and the S&P MidCap 400® and consists of those stocks in the S&P 900 exhibiting strong growth characteristics, as determined by S&P Dow Jones Indices LLC (the “Index Provider” or “SPDJI”), a subsidiary of S&P Global, Inc., representing approximately 54.71% of the market capitalization of the S&P 900, as of May 5, 2017. As of March 31, 2017, a significant portion of the Underlying Index is represented by securities of consumer discretionary and information technology companies. The components of the Underlying Index, and the degree to which these components represent certain industries, are likely to change over time. Prior to the selection of the Underlying Index on January 23, 2017, the Fund tracked the Russell 3000® Growth Index.

b)	iShares Core S&P U.S. Value ETF

The iShares Core S&P U.S. Value ETF (the “Fund”) seeks to track the investment results of an index composed of large- and mid-capitalization U.S. equities that exhibit value characteristics.

The Fund seeks to track the investment results of the S&P 900 Value Index (the “Underlying Index”), which measures the performance of the large- and mid-capitalization value sector of the U.S. equity market. It is a subset of the S&P 900, which combines the S&P 500® and the S&P MidCap 400® and consists of those stocks in the S&P 900 exhibiting strong value characteristics, as determined by S&P Dow Jones Indices LLC (the “Index Provider” or “SPDJI”), a subsidiary of S&P Global, Inc., representing approximately 45.29% of the market capitalization of the S&P 900, as of May 5, 2017. The Underlying Index may include large- and mid-capitalization companies. As of March 31, 2017, a significant portion of the Underlying Index is represented by securities of financials companies. The components of the Underlying Index, and the degree to which these components represent certain industries, are likely to change over time. Prior to the selection of the Underlying Index on January 23, 2017, the Fund tracked the Russell 3000® Value Index.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre, Esq.

Michael Gung

Seong Kim

Nicole Hwang